SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               Dialog Group, Inc.
                    Common Stock, par value $0.001 per share
                                CUSIP# 25250M105

                               Mr. Adrian Z Stecyk
                                 17 State Street
                               New York, NY 10004
                                Tel: 212-509-9500

                               September 24, 2004

CUSIP# 25250M105

      1.    Name of Reporting Persons:
            Griffin Crossover Fund LLC

      2.    Check the Appropriate Box if a Member of a Group:
            N/A

      3.    SEC Use Only:

      4.    Source of Funds:
            WC

      5. Check if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2 (e):
            N/A

      6.    Citizenship or Place of Organziation:
            Delaware, USA

      7.    Sole Voting Power:
            11,050,000 shares

      8.    Shared Voting Power:
            N/A

      9.    Sole Dispositive Power:
            11,050,000 shares

      10.   Shared Dispositive Power:
            N/A

      11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
            11,050,000 shares

      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
            N/A

      13.   Percent of Class Represented by Amount in Row (11):
            10.05%

      14.   Type of Reporting Person:
            OO

Item 1 - Security and Issuer:

Common Stock of Dialog Group, Inc., par value $0.01 per share). Dialog Group's principal offices are located at 257 Park Avenue South, 12h floor, New York, NY 10010.

Item 2 - Identity and Background:

(a)   and
(b)   :

        Griffin Crossover Fund
        LLC 17 State Street, New York, NY 10004

        Adrian Z Stecyk - Director Griffin Crossover Fund LLC
        17 State Street, New York, NY 10004

(c)   N/A
(d) During the last five years none of the foregoing have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)
(e) During the last five years none of the foregoing have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)   N/A

Item 3 - Source and Amount of Funds or Other Consideration:

$510,000 in cash from general working capital of the Griffin Crossover Fund LLC was used in making the purchase (purchase of note convertible into common stock).

Item 4 - Purpose of Transaction:

The acquisition was made for investment purposes. None of the reporting persons named in Item 2 have any present plans with respect to any of the transactions required to be disclosed in Item 4 of Schedule 13D.

Item 5 - Interest in Securities of the Issuer:

(a) 10.05%; 11,050,000 common shares (convertible from note). Sole voting and dispositive power.
(b) Adrian Z Stecyk owns 5,000 common shares of Dialog Group, Inc.. Sole voting and dispositive power.
(c)   N/A
(d)   N/A
(e)   N/A

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Promissory Note convertible into 11,050,000 shares of common stock

Item 7 - Material to Be Filed as Exhibits:

N/A


Date:  April 7, 2005
Signature:  /s/ Adrian Z. Stecyk
Name/Title: Adrian Z. Stecyk/Managing Director